MOLECULIN BIOTECH, INC.

2575 West Bellfort, Suite 333

Houston, Texas 77054

August 17, 2017

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Westbrook, Esquire

Re:	Moleculin Biotech, Inc.

Registration Statement on Form S-3

File No. 333-219434

Request for Acceleration of Effective Date

Dear Ms. Westbrook:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Moleculin Biotech, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Shelf Registration Statement on Form S-3 and declare the Shelf Registration Statement effective as of 4:30 PM, Eastern Time, on August 21, 2017, or as soon thereafter as possible.

In connection with this request for acceleration, the Company acknowledges that:

·          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·          the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Moleculin Biotech, Inc.

/s/ Jonathan Foster
By: Jonathan Foster
Title: Chief Financial Officer and Executive Vice President